

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

<u>Via Email</u>
Jerry Parrish
Chief Executive Officer and Chief Financial Officer
The Mint Leasing, Inc.
323 N. Loop West
Houston, TX 77008

> **Re:** **The Mint Leasing, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 000-52051**

Dear Mr. Parrish:

We have reviewed your supplemental response to our letter dated July 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

1. We read your response to comment two to our letter dated July 20, 2011. We note that you stated you will amend the 10-Q for the period ended March 31, 2011 to provide all the necessary disclosures required by ASU 2010-20. As of the date of this letter, it appears that you have not yet amended the filing. Please advise us of your timing for filing the amended 10-Q for the period ended March 31, 2011.

Note 11 – Income Taxes, F-19

2. We read your response to comment three to our letter dated July 20, 2011; however, we are unable to concur that you provided a persuasive argument to our comments given the significant amount of negative evidence and the inherent subjectivity of the positive evidence supporting your view that a valuation allowance is not currently necessary. Please revise your annual and interim financial statements accordingly to provide a valuation allowance for some, or all, of your deferred tax assets. Further, please revise future filings to discuss in detail how you assess realization of your deferred tax assets under ASC 740-10-30. As part of your response, please explain your income tax basis method of revenue recognition versus your GAAP basis method of revenue recognition and how that rolls up into your deferred tax asset and deferred tax liability.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant